MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries, the “Company”), including Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and their performance for the years ended December 31, 2017, 2016 and 2015. This MD&A should be read in conjunction with TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2017 and notes thereto (the “Consolidated Financial Statements”), prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”).

On February 7, 2017, Trilogy LLC and Alignvest Acquisition Corporation (“Alignvest”, now TIP Inc.), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”) whose Class A restricted voting shares and warrants were listed on the Toronto Stock Exchange, was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization, therefore Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the acquisition. TIP Inc.’s only business is to act, through a wholly owned subsidiary, as the sole managing member of Trilogy LLC. As a result, TIP Inc. consolidates Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotal, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of March 21, 2018 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;
•	the Company meeting its future objectives and priorities;
•	the Company having access to adequate capital to fund its future projects and plans;
•	the Company’s future projects and plans proceeding as anticipated;
•	taxes payable;
•	subscriber growth, pricing, usage and “churn” rates;
•	technology deployment;

•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
•	assumptions concerning general economic and industry growth rates; and
•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, those described under the heading “Risk Factors” included in the Annual Information Form for the year ended December 31, 2017 (the “2017 AIF”) filed on SEDAR by TIP Inc., and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

•	Trilogy LLC’s history of incurring losses and the possibility that the Company will incur losses in the future;
•	the Company having insufficient financial resources to achieve its objectives;
•	risks associated with any potential acquisition, investment or merger;
•	the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;
•	the Company’s and Trilogy LLC’s status as holding companies;
•	the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
•	the Company’s and Trilogy LLC’s abilities to incur additional debt despite its indebtedness level;
•	the Company’s ability to pay interest due on its indebtedness;
•	the Company’s ability to refinance its indebtedness;
•	the risk that the Company’s credit ratings could be downgraded;
•	the significant political, social, economic and legal risks of operating in Bolivia;
•	the regulated nature of the industry in which the Company participates;
•	the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
•	the need for spectrum access;
•	the use of “conflict minerals” and the availability of certain products, including handsets;
•	anti-corruption compliance;
•	intense competition in all aspects of the Company’s business;
•	lack of control over network termination costs, roaming revenues and international long distance revenues;
•	rapid technological change and associated costs;
•	reliance on equipment suppliers;
•	subscriber “churn” risks, including those associated with prepaid accounts;
•	the need to maintain distributor relationships;
•	the Company’s future growth being dependent on innovation and development of new products;
•	security threats and other material disruptions to the Company’s wireless network;
•	the ability of the Company to protect subscriber information;
•	actual or perceived health risks associated with handsets;
•	litigation, including class actions and regulatory matters;
•	fraud, including device financing, customer credit card, subscription and dealer fraud;
•	reliance on limited management resources;
•	risks related to the minority shareholders of the Company’s subsidiaries;
•	general economic risks;
•	natural disasters, including earthquakes;
•	foreign exchange rate changes;
•	currency controls and withholding taxes;
•	interest rate risk;
•	Trilogy LLC’s ability to utilize carried forward tax losses;
•	tax related risks;
•	the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
•	Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;

•	differing interests among the Company’s and Trilogy LLC’s equity owners in certain circumstances;
•	the Company’s internal controls over financial reporting;
•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. JOBS Act;
•	additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
•	risks that the market price of Common Shares may be volatile;
•	risks that substantial sales of Common Shares may cause the price of the shares to decline;
•	risks that the Company may not pay dividends;
•	restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
•	dilution of Common Shares and other risks associated with equity financings;
•	risks related to the influence of securities industry analyst research reports on the trading market for Common Shares;
•	new laws and regulations; and
•	risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and other industry data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is also based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in TIP Inc.’s 2017 AIF under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and other intellectual property rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services cover an aggregate population of 15.6 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. Trilogy LLC launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of December 31, 2017, the Company had approximately 1,895 employees.

The Company’s Strategy

The Company’s strategy is to build, acquire and manage wireless and wireline operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption and revenue growth as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration. The Company’s services are provided using a variety of wireless service communication technologies: Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Deployment of 4G in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Further, in light of the fact that LTE standards are now ratified, the Company expects that in the foreseeable future 4G LTE networks will be enhanced with 4.5G and 4.9G services, which is recognized in the industry as LTE Advanced “LTE-A” and LTE Advanced Pro “LTE-A pro”, respectively. This evolution is expected to be accomplished mainly through commercial software releases by our network providers. In April 2015, the Company entered the New Zealand broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	Year Ended December 31,
	2017	2016	2015
Average NZD to USD exchange rate	0.71	0.70	0.70
% Change	2%	0%

	December 31, 2017	December 31, 2016	December 31, 2015
End of period NZD to USD exchange rate	0.71	0.69	0.68
% Change	3%	1%

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollars (“CAD” or “C$”), expressed in USD, as quoted by the Bank of Canada.

	Year Ended December 31,
	2017	2016	2015
Average CAD to USD exchange rate	0.77	0.75	0.78
% Change	2%	(3)%

	December 31, 2017	December 31, 2016	December 31, 2015
End of period CAD to USD exchange rate	0.80	0.74	0.72
% Change	7%	3%

Overall Performance

The table below summarizes the Company’s key financial metrics for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			% Variance
(in thousands)	2017	2016	2015	2017 vs 2016		2016 vs 2015
Postpaid wireless subscribers	737	717	636	3%		13%
Prepaid wireless subscribers	2,824	2,876	3,025	(2%	)	(5%	)
Other wireless subscribers(1)	61	64	71	(4%	)	(9%	)
Wireline subscribers	69	56	28	23%		102%
Total ending subscribers	3,690	3,712	3,760	(1%	)	(1%	)

(in millions, unless otherwise noted)
Service revenues	$598.0	$584.6	$536.4	2%		9%
Total revenues	$776.8	$763.4	$679.3	2%		12%
Loss from continuing operations	$(30.1)	$(40.6)	$(41.1)	26%		1%
Consolidated Adjusted EBITDA(2)	$148.3	$153.1	$139.4	(3%	)	10%
Consolidated Adjusted EBITDA Margin %(2)	25%	26%	26%	n/m		n/m
Capital expenditures(3)	$92.4	$107.6	$104.1	(14%	)	3%

n/m - not meaningful
(1)Includes public telephony and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation to the most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million and $2.6 million for the years ended December 31, 2016 and 2015, respectively. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations – Trilogy Dominicana” below).

2017 Full Year Highlights

•	Strong growth in New Zealand wireless postpaid subscribers which increased by 24 thousand or 6% from December 31, 2016. Consolidated ending postpaid subscribers grew 3% from December 31, 2016.

•	New Zealand wireline subscribers increased by 13 thousand or 23% from December 31, 2016.

•

New Zealand blended wireless ARPU increased by 4% from 2016, driven by a higher proportion of postpaid wireless subscribers over the total wireless subscriber base, an increase in data usage per subscriber, and a favorable foreign currency impact.

•	Bolivian postpaid wireless ARPU continued year-over-year growth, improving 3%, driven by a 92% increase in 4G LTE adoption from December 31, 2016.

•	New Zealand wireline and postpaid service revenues grew 32% and 10%, respectively, during the year ended December 31, 2017 and contributed to a 9% increase in New Zealand service revenues during the same period.

•	Bolivian postpaid service revenues grew 6% during the year ended December 31, 2017 driven by the ARPU improvements discussed above.

•	Loss from continuing operations improved by 26%, or $10.5 million, over the year ended December 31, 2016.

•

New Zealand Adjusted EBITDA increased 5% over the prior year notwithstanding $6.8 million of costs incurred in connection with the conversion to a new IT business support system. Consolidated Adjusted EBITDA declined $4.8 million or 3% over the prior year; Consolidated Adjusted EBITDA margin decreased from 26% in 2016 to 25% in 2017.

•

Significant investment in network infrastructure with capital expenditures of $92.4 million in 2017. 4G LTE sites on air increased by 42% from December 31, 2016 as 93% of New Zealand and 70% of Bolivian network sites are now 4G LTE-enabled.

•	Net cash provided by operating activities increased by 33%, or $16.0 million, over the year ended December 31, 2016.

Performance Against Full Year Guidance

		2017
(in millions)		Guidance		2017 Actual	Achievement

Consolidated Guidance
Service revenues:
New Zealand(1)		$358.0		$342.9	x
Bolivia(1)		$268.0		$254.7	x
Loss from continuing operations(2)	$(7.3)	to	$(6.9)	$(30.1)	x
Adjusted EBITDA:
New Zealand(1)		$96.0		$83.2	x
Bolivia(1)		$84.0		$76.5	x
Capital expenditures(3)	$107.6	to	$111.9	$92.4	x

Missed x	Achieved ✓

(1)Based on guidance updated on August 9, 2017
(2)2017 Guidance reflected a decrease of 82% to 83% from 2016. The actual loss from continuing operations decreased 26% in 2017.
(3)2017 Guidance for Capital expenditures reflected an increase of 0% to 4% from 2016. Capital Expenditures in 2017 declined 14% as compared to 2016.

In New Zealand, the conversion to a new IT business support system in the first quarter of 2017 impacted certain of the 2degrees distribution channels, its customer billing process, and the customer care and call center experience. The result was a reduced rate of customer acquisition and higher customer churn throughout the year, which had a direct impact on 2017 service revenues. Additionally, margins and profitability were adversely impacted by incremental costs incurred as a result of implementing the new IT system.

In Bolivia, service revenues and Adjusted EBITDA declines were impacted by competitive activity in 2017 which drove pricing pressure and persisted longer than expected into the second half of the year.

Capital expenditures were lower than originally forecasted largely due to timing of activities and payments in Bolivia.

Full Year Consolidated Guidance

				2018
(in millions)	2017 Actual			Guidance

Service revenues
New Zealand(1)	$ 342.9	Increase of	5%	to	7%
Bolivia	$ 254.7	Increase of	1%	to	3%

Adjusted EBITDA
New Zealand(1)	$ 83.2	Increase of	8%	to	10%
Bolivia	$ 76.5	Increase of	7%	to	9%

(1)Assumed foreign exchange rate for New Zealand is NZD/USD = $0.73.

Consolidated Capital expenditures for the full year 2018 are expected to be consistent with 2017.

The above table outlines guidance ranges for selected full year 2018 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2017. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2018 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "Cautionary Note Regarding Forward-Looking Statements" in this MD&A and in the AIF, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full year basis, which are consistent with annual full year TIP Inc. board of director approved plans. Any updates to our full year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of December 31,			% Variance
(in thousands)	2017	2016	2015	2017 vs 2016		2016 vs 2015
New Zealand
Postpaid wireless subscribers	396	372	313	6%		19%
Prepaid wireless subscribers	1,025	1,067	1,051	(4%	)	2%
Wireline subscribers	69	56	28	23%		102%
New Zealand Total	1,490	1,495	1,392	(0%	)	7%

Bolivia
Postpaid wireless subscribers	341	345	323	(1%	)	7%
Prepaid wireless subscribers	1,799	1,809	1,974	(1%	)	(8%	)
Other wireless subscribers(1)	61	64	71	(4%	)	(10%	)
Bolivia Total	2,201	2,218	2,368	(1%	)	(6%	)

Consolidated
Postpaid wireless subscribers	737	717	636	3%		13%
Prepaid wireless subscribers	2,824	2,876	3,025	(2%	)	(5%	)
Other wireless subscribers(1)	61	64	71	(4%	)	(9%	)
Wireline subscribers	69	56	28	23%		102%
Consolidated Total	3,690	3,712	3,760	(1%	)	(1%	)

(1)Includes public telephony and other wireless subscribers

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company’s fixed-broadband product in New Zealand.

The Company ended December 31, 2017 with 3.6 million consolidated wireless subscribers, a loss of 34 thousand wireless subscribers compared to December 31, 2016; it ended the period with 69 thousand wireline subscribers, an increase of 13 thousand wireline subscribers over December 31, 2016.

•

New Zealand’s wireless subscriber base decreased 1% compared to December 31, 2016, reflecting a decline in prepaid subscribers of 6%, partially offset by growth in postpaid subscribers; wireline subscribers increased 23% compared to December 31, 2016, reflecting growth in residential customers.

•	Bolivia’s wireless subscriber base decreased 1% compared to December 31, 2016, reflecting a reduction in both prepaid and postpaid subscribers of 1%.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Key Performance Metrics(1)

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2017	2016	2015	2017 vs 2016		2016 vs 2015
Monthly blended wireless ARPU	$12.05	$11.84	$11.16	2%		6%
Monthly postpaid wireless ARPU	$30.19	$29.85	$29.40	1%		2%
Cost of acquisition	$58.44	$60.03	$49.12	(3%	)	22%
Equipment subsidy per gross addition	$9.02	$9.27	$5.19	(3%	)	79%
Blended wireless churn	4.87%	4.82%	5.14%	n/m		n/m
Postpaid wireless churn	1.68%	1.37%	1.55%	n/m		n/m
Capital expenditures (in millions)(2)	$92.4	$107.6	$104.1	(14%	)	3%
Capital intensity	15%	18%	19%	n/m		n/m

n/m - not meaningful
(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions” in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million and $2.6 million for the years ended December 31, 2016 and 2015, respectively. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations—Trilogy Dominicana” below).

Monthly Blended Wireless ARPU – average monthly revenue per wireless user
Monthly blended wireless ARPU increased by 2% for the year ended December 31, 2017, compared to the same period in 2016; monthly postpaid wireless ARPU increased by 1% for the year ended December 31, 2017, compared to the same period in 2016; and wireless data ARPU increased by 11% for the year ended December 31, 2017, compared to the same period in 2016, while wireless voice and other ARPU declined by 8% for the same periods.

The 2% monthly blended wireless ARPU increase in 2017, over 2016, was primarily driven by New Zealand. In New Zealand, the overall increase in blended wireless ARPU for the year ended December 31, 2017, compared to the same period in 2016, was due to a higher proportion of total wireless subscribers being postpaid wireless subscribers and an increase in data usage per subscriber.

For the year ended December 31, 2016 compared to the year ended December 31, 2015, monthly blended wireless ARPU increased 6%, primarily due to the increase in postpaid revenues while the total wireless subscriber base declined. Wireless data ARPU increased by 18% for the year ended December 31, 2016 compared to the year ended December 31, 2015.

Cost of Acquisition
The Company’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition decreased 3% for the year ended December 31, 2017 compared to 2016, mainly attributable to decreases in Bolivia in sales and marketing per gross addition due to a decline in event and sponsorship expenses and commission expenses. Equipment subsidy per gross addition also declined as discussed below. These declines were partially offset by an increase in sales and marketing per gross addition for New Zealand.

Cost of acquisition increased 22% for the year ended December 31, 2016 compared to 2015, primarily due to an increase in sales and marketing per gross addition for New Zealand due to the increase in sales and marketing expense as explained below along with higher equipment subsidy per gross addition in Bolivia.

Equipment Subsidy per Gross Addition
Equipment subsidies, a component of the Company’s cost of acquisition, are a function of the Company’s efforts to increase demand for, and promote the purchase of, smartphone devices. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are typically used to encourage smartphone-device growth. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In New Zealand, growth in the wireline subscriber base has resulted in an increase in wireline equipment subsidy costs. The Company also periodically offers equipment subsidies on certain plans and higher-end wireless devices; however, there has been less of a focus on handset subsidies since the launch of the Equipment Installment Plan (“EIP”) in the third quarter of 2014.

The equipment subsidy per gross addition decreased by 3% for the year ended December 31, 2017 compared to the year ended December 31, 2016. This decrease was mainly attributable to a decline in Bolivia, partially offset by the increase in wireline equipment subsidy costs in New Zealand mentioned above. This decline in Bolivia is due to higher handset subsidies and promotions in connection with 4G initiatives that occurred in 2016.

The equipment subsidy per gross addition increased by 79% for the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was driven primarily by increased handset subsidy offerings and promotions associated with 4G LTE initiatives in Bolivia. In addition, there was an increase in the cost of equipment provided to wireline customers associated with the growth in the broadband business and an increase in handset subsidies offered to certain prepaid subscribers in New Zealand. These increases in New Zealand were partially offset by a decline in handset subsidies due to an overall reduction in subsidy offerings associated with the launch of the EIP.

Blended Wireless Churn
Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates typically increase during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates as churn is mostly a result of service contract expirations and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn. Customers in Bolivia have historically acquired and utilized more than one Subscriber Identity Module (“SIM”), from one or more Mobile Network Operators (“MNOs”), for use in the country. As network coverage improves for all MNOs due to continued investment by the MNOs, customers often opt to reduce the number of SIMs owned. This transition to fewer SIMs in the market may elevate Bolivia’s churn.

Blended wireless churn increased by 5 basis points for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to increased churn in New Zealand partially offset by decreased churn in Bolivia as offers during the second half of the year improved customer retention.

Blended wireless churn decreased 32 basis points for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to decreased churn in Bolivia as network coverage continued to expand. Additionally, promotions and incentives were launched in Bolivia in 2016 to encourage retention efforts.

Capital Expenditures
Capital expenditures include costs associated with acquiring property and equipment and placing it into service. The Company’s industry requires significant and on-going investments, including investment in new technologies and the expansion of network capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations excluding expenditures for capital assets acquired through vendor-backed financing and capital lease arrangements. Expenditures, if any, related to the acquisition of the spectrum licenses are not included in the Company’s capital expenditures amounts. The Company believes that excluding spectrum license costs from capital expenditures provides a better indication of its capital expenditures in a given period and simplifies comparisons between periods.

For the year ended December 31, 2017 compared to the prior year, the capital intensity percentage decreased representing a decrease in 2017 capital expenditures as a result of the completion in 2016 of the national roaming build and IT projects in New Zealand.

For the year ended December 31, 2016 compared to the prior year, the capital intensity percentage decreased, representing an increase in capital expenditures that was less than the increase in service revenues during the same period.

Results of Operations

Consolidated Revenues

	For the Year Ended December 31,			% Variance
(in millions)	2017	2016	2015	2017 vs 2016		2016 vs 2015
Revenues:
Wireless service revenues	$526.2	$524.7	$503.4	0%		4%
Wireline service revenues	57.1	43.4	19.4	32%		124%
Equipment sales	178.8	178.8	142.8	0%		25%
Non-subscriber ILD and other revenues	14.6	16.5	13.6	(11%	)	21%
Total revenues	$776.8	$763.4	$679.3	2%		12%

Consolidated Wireless Service Revenues
Wireless service revenues increased $1.5 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was primarily due to stronger data revenues in both New Zealand and Bolivia and an increase in the postpaid wireless subscriber base in New Zealand being partially offset by a decline in prepaid revenues in Bolivia. Consolidated data revenue increased by 9% for the year ended December 31, 2017 compared to 2016. This increase was driven primarily by an increase in postpaid subscribers in New Zealand and growth in 4G LTE device adoption and data usage in both New Zealand and Bolivia.

Wireless service revenues increased $21.3 million, or 4%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to stronger data revenues and increases in the postpaid wireless subscriber base. Consolidated data revenue increased by 16% for the year ended December 31, 2016 compared to 2015. These increases were partially offset by lower prepaid revenues in Bolivia attributable to a decline in prepaid subscribers and lower volume of voice usage per subscriber.

Consolidated Wireline Service Revenues
Wireline service revenues increased $13.7 million, or 32%, for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to growth in the wireline residential subscriber base partially offset by a decline in wireline residential ARPU of 6%. The wireline residential subscriber base increased 23% over the same period in 2016, ending 2017 with approximately 69 thousand wireline residential subscribers.

Wireline service revenues increased $24.0 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to growth in wireline subscriber base since the acquisition of Snap Limited (“Snap”) on April 30, 2015 and the wireline operations being included in the Company’s results for the full year ended December 31, 2016.

Consolidated Equipment Sales
Equipment sales were flat for the year ended December 31, 2017 compared to 2016. Excluding the impact of foreign currency, consolidated equipment sales decreased $3.5 million in 2017 compared to 2016. This decrease was due to declines in Bolivia and New Zealand attributable to a decline in the number of handsets sold as a result of more promotional activity in 2016 in Bolivia to stimulate the demand for 4G LTE handsets and data usage and fewer gross additions in New Zealand in 2017 due to the IT system implementation.

Equipment sales increased $35.9 million, or 25%, in 2016 compared to 2015 primarily driven by an increase in the postpaid subscriber base and the sale of higher-end devices in New Zealand generated by the EIP.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues
Non-subscriber ILD and other revenues decreased $1.9 million for the year ended December 31, 2017 compared to 2016, primarily due to a decrease in traffic terminating on the Company’s networks in Bolivia.

Non-subscriber ILD and other revenues increased $2.9 million in 2016 compared to 2015, primarily due to an increase in traffic terminating on the Company’s network in New Zealand partially offset by a decrease in traffic terminating on the Company’s network in Bolivia.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	For the Year Ended December 31,			% Variance
(in millions)	2017	2016	2015	2017 vs 2016		2016 vs 2015
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$214.7	$212.7	$197.3	1%		8%
Cost of equipment sales	197.7	197.9	154.6	(0%	)	28%
Sales and marketing	103.3	104.5	99.2	(1%	)	5%
General and administrative	121.4	102.3	92.1	19%		11%
Depreciation, amortization and accretion	106.9	105.5	93.1	1%		13%
Loss on disposal and abandonment of assets	0.7	0.6	2.3	12%		(73%	)
Total operating expenses	$744.7	$723.3	$638.5	3%		13%

Consolidated Cost of Service
Cost of service expense increased $2.0 million, or 1%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Excluding the impact of foreign currency, cost of service was flat in 2017 compared to 2016. Cost of service expense in New Zealand increased due to higher broadband transmission expenses and the strengthening of the New Zealand dollar as compared to the U.S. dollar. These increases were partially offset by a decline in national roaming costs in New Zealand and reduced voice and Short Message Service (“SMS”) interconnection costs in Bolivia.

Cost of service expense increased by $15.4 million, or 8%, in 2016 compared to 2015. Cost of service expense in New Zealand increased due to higher broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in New Zealand in interconnection costs driven by a higher volume of traffic terminating on other carriers’ networks, partially offset by a decline in national roaming costs associated with lower rates and the ongoing investment since the second half of 2015 to increase national coverage. Furthermore, there were increases in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service in Bolivia. These increases were offset by a decrease in interconnection costs in Bolivia due to lower voice and SMS traffic terminating outside of NuevaTel’s network.

Consolidated Cost of Equipment Sales
Cost of equipment sales was flat for the year ended December 31, 2017 compared to the year ended December 31, 2016. Excluding the impact of foreign currency, cost of equipment sales decreased $3.8 million, or 2%, in 2017 compared to 2016, due to a decline in Bolivia as a result of a higher level handset subsidies and promotional activity in 2016 to stimulate the demand for 4G LTE handsets and data usage and fewer gross additions in New Zealand in 2017 due to the IT system implementation.

Cost of equipment sales increased by $43.3 million, or 28%, in 2016 compared to 2015 primarily due to an increase in the sales of higher-end devices in New Zealand and the increased handset subsidy offerings and promotions associated with 4G LTE initiatives in Bolivia to drive increased data usage.

Consolidated Sales and Marketing
Sales and marketing decreased $1.1 million, or 1%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Excluding the impact of foreign currency, sales and marketing decreased $2.4 million, or 2%, due to a decline in events and sponsorships as we spend more digitally and a decrease in commissions in Bolivia as a result of the decline in the prepaid subscriber base.

Sales and marketing increased by $5.3 million in 2016 compared to 2015 attributable to an increase in salaries and wages associated with an increase in headcount and growth of the broadband business. In addition, there was an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers. These increases were partially offset by a decline in advertising due to the prior year expenses related to the launch of the broadband business.

Consolidated General and Administrative
General and administrative costs increased $19.2 million, or 19%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was primarily driven by increases in New Zealand for bad debt expense and an increase in computer hardware and software maintenance costs attributable to the conversion to the new business support system. New Zealand also had an increase in consulting expenses and salaries and wages for customer care and IT. These increases were partially offset by a decline in losses associated with the sale of EIP receivables as fewer sales of EIP receivables were made during 2017. In addition, there was a decrease in equity-based compensation expense in New Zealand as existing plans became fully vested. There were also increased headquarter costs of $6.7 million in 2017 compared to 2016, primarily related to nonrecurring compliance costs associated with becoming a public company, along with non-cash equity-based compensation expenses of $2.1 million mainly related to restricted share units granted in June 2017.

General and administrative costs increased by $10.2 million, or 11%, in 2016 compared to 2015 driven by an increase in the loss on sale of EIP receivables due to an increase in the volume of sales of EIP receivables in New Zealand. In addition, there was an increase in bad debt expense in New Zealand attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans. The Company also incurred additional general and administrative costs related to the Arrangement Agreement with Alignvest beginning in the second quarter of 2016. In Bolivia, there was an increase in outsourcing costs for customer care.

Consolidated Depreciation, Amortization and Accretion
Depreciation, amortization and accretion increased $1.5 million, or 1%, for the year ended December 31, 2017 compared to the year ended December 31, 2016 primarily due to the new business support system placed into service in New Zealand during the first quarter of 2017 and the strengthening of the New Zealand dollar as compared to the U.S. dollar, partially offset by an annual revision in estimated cash flows of asset retirement obligations during the third quarter of 2017.

Depreciation, amortization and accretion increased by $12.4 million, or 13%, in 2016 compared to 2015 primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion. Additionally, the increase in New Zealand was also driven by depreciation and amortization of assets from Snap, and the amortization of the 700 MHz spectrum placed into service during the first quarter of 2016.

Consolidated (Gain) Loss on Disposal and Abandonment of Assets
The fluctuation in the (gain) loss on disposal and abandonment of assets for all periods was a result of the timing of assets being removed from service based on periodic evaluations of the Company’s fixed assets and is not material in any periods.

Consolidated Other Expenses (Income)

	For the Year Ended December 31,			% Variance
(in millions)	2017	2016	2015	2017 vs 2016		2016 vs 2015
Interest expense	$59.8	$69.1	$62.3	(13%	)	11%
Change in fair value of warrant liability	(9.1)	-	-	n/m		n/m
Debt modification and extinguishment costs	6.7	3.8	-	76%		100%
Other, net	(3.4)	0.1	4.3	n/m		(97%	)

Consolidated Interest Expense
Interest expense decreased by $9.3 million for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily due to the refinancing and repayment of the 13.375% Trilogy LLC senior secured notes due 2019 (the “Trilogy 2019 Notes”) in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued 8.875% senior secured notes due 2022 (the “Trilogy 2022 Notes”) in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing had the effect of reducing annualized interest costs from approximately $60 million to approximately $31 million.

Interest expense increased $6.7 million in 2016 compared to 2015 attributable to the higher interest rate on the Trilogy 2019 Notes which refinanced Trilogy’s $450 million principal amount of senior secured notes due 2016 (the “Trilogy 2016 Notes”). This was partially offset by a decline in interest expense in New Zealand due to a lower effective interest rate (weighted average interest rate plus line fee) on 2degrees’ senior debt facilities agreement (the “Senior Facilities Agreement”) during 2016 and repayment of 2degrees’ credit facility with Huawei Technologies (New Zealand) in 2015. Consolidated Change in Fair Value of Warrant Liability As of February 7, 2017 in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statement of Operations. The change in fair value of the warrant liability due to changes in the trading price of warrants was a non-cash gain of $9.1 million for the period from February 7, 2017 through December 31, 2017.

Consolidated Debt Modification and Extinguishment Costs
Debt modification costs increased $2.9 million for the year ended December 31, 2017, compared to the year ended December 31, 2016 due to third-party costs associated with the refinancing of the Trilogy 2019 Notes in 2017 exceeding the fees paid to third parties in connection with the Trilogy 2016 Notes refinancing in 2016. Additionally, unamortized deferred financing costs and unamortized discount previously outstanding were expensed in 2017 as a result of the refinancing in that year.

Debt modification costs increased $3.8 million in 2016 compared to 2015. The refinance of the Trilogy 2016 Notes in the second quarter of 2016 was accounted for as a modification in accordance with the applicable accounting guidance and the total fees paid to third parties in connection with the modification were expensed in the period incurred.

Consolidated Other, Net
Other, net expense decreased $3.6 million for the year ended December 31, 2017 compared to the year ended December 31, 2016 primarily due to an accrual for a fine in Bolivia during 2016 for delays in making repairs to public telephone equipment.

Other, net expense decreased $4.1 million in 2016 compared to the same period in 2015, primarily due to the gains on foreign currency transactions in New Zealand as a result of the positive impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Consolidated Income Taxes

	For the Year Ended December 31,			% Variance
(in millions)	2017	2016	2015	2017 vs 2016	2016 vs 2015
Income tax expense	$8.2	$7.6	$15.2	7%	(50%	)

Income Tax Expense
Income tax expense increased $0.5 million for the year ended December 31, 2017 compared to the year ended December 31, 2016 due to changes in taxable income, certain withholding taxes, and other related impacts for both NuevaTel and 2degrees, none of which were significant individually or in the aggregate.

Income tax expense declined $7.6 million in 2016 compared to 2015 primarily due to a decrease in pre-tax earnings in Bolivia.

Discontinued Operations

Trilogy Dominicana
In March 2015, Trilogy LLC committed to a plan to sell its wholly-owned subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations”. Depreciation of the related property and equipment ceased at the time of reclassification of such assets.

On May 22, 2015, Trilogy LLC, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell Trilogy Dominicana to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy LLC received cash of $27 million from the buyer. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy LLC received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflected the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

ComCEL Sale:

On March 30, 2012, Trilogy LLC sold its subsidiary in Haiti, Communication Cellulaire d’Haiti (“ComCEL”), to a wholly-owned subsidiary of Digicel Group. Trilogy LLC deposited $8.0 million of the purchase price into escrow as security for its indemnification obligations under the purchase agreement. The escrow period terminated in March 2015, at which time this last tranche of the escrow of $2.1 million was released to Trilogy LLC and a gain on disposal of ComCEL of $2.1 million was recognized during the year ended December 31, 2015. The gain was included in loss from discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

There were no assets and liabilities related to discontinued operations as of December 31, 2017 or December 31, 2016.

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

The Company had revenues of $7.5 million and $51.0 million, net losses of $2.5 million and $11.0 million, gains on sale of discontinued operations of $52.8 million and $1.2 million, and a gain and loss from discontinued operations, net of tax, of $50.3 million and $9.7 million related to Trilogy Dominicana, for the years ended December 31, 2016 and 2015, respectively. In addition, for the years ended December 31, 2016 and 2015, there was Net cash provided by and used by operating activities of $0.2 million and $11.1 million and Net cash used in investing activities of $0.5 million and $2.1 million, respectively, related to Trilogy Dominicana.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 806 4G LTE sites on-air as of December 31, 2017. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 999 4G LTE sites on-air as of December 31, 2017.

	2degrees	NuevaTel
Company Ownership Percentage as of December 31, 2017	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.5	11.1
Wireless Penetration(2)	140%	87%
Company Wireless Subscribers (in thousands) as of December 31, 2017	1,421	2,201
Company Market Share of Wireless Subscribers(2)	24%	23%

Notes:
(1)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2017.
(2)Source: Management estimate based on most currently available information

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. Management estimates that 2degrees has a 24% market share of wireless subscribers in New Zealand based on the most currently available information. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market where we estimate 2degrees has approximately 12% share of the revenue. Additionally, the launch of a wireline service offering in May 2015 provides added streams of revenue for 2degrees.

The Bolivian market consists of three mobile operators. The Company’s Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 23% estimated market share of wireless subscribers based on the most currently available information. The cash flow generated from its operations has been used to fund its ongoing 3G and 4G LTE network expansion as well as to pay dividends to shareholders. Bolivia has very low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data revenues. Furthermore, the Company believes that smartphone price decreases and the introduction of other mobile data-capable devices along with additional content will accelerate the data adoption and smartphone penetration rate and data usage in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of December 31, 2017, Company-controlled entities owned 73.3% of 2degrees with the remaining interests (26.7%) owned by Tesbrit B.V., a Dutch investment company.

Overview
2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of Organization for Economic Cooperation and Development (“OECD”) countries. These two factors led the Company to believe this market presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. Management estimates 2degrees’ wireless market subscriber share to be approximately 24% based on most currently available information.

Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began to provide fixed broadband communications services to new and existing subscribers.

Services
Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or “Value Packs”. Furthermore, 2degrees also offers rate plans that let prepaid customers call and text Australia at no extra cost and “Carryover Packs”, which enable customers to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers.

2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the EIP handset financing program, described below. 2degrees also offers shared plans, “Freedom” plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on eligible high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the Equipment Installation Plan, or EIP, which is a handset financing plan that enables customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and revenues, as well as generating overall customer satisfaction.

2degrees entered the fixed-line internet-service provider (“ISP”) business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers just two plans to new residential customers: an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This equivalent pricing enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Additionally, 2degrees offers national enterprise solutions which include voice products, a fully-supported end-to-end managed network service, local and global cloud services, mobile plans, machine-to-machine, and Telecommunications as a Service. The enterprise solution also provides professional services to assist in the design and execution of a network or voice solution.

Distribution
As of December 31, 2017, 2degrees’ distribution network included approximately 20 company-owned retail stores, 38 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Network
2degrees operates 2G, 3G and 4G LTE networks. As of December 31, 2017, the 2degrees network consisted of 1,074 cell sites, of which approximately 999 provide 4G LTE service (an increase of 302 4G LTE sites from December 31, 2016). 4G LTE sites covered 91% of the population, enhancing 2degrees’ nationwide coverage, with 97% of New Zealand’s population covered through its own network and approximately 2% of the population covered through a national roaming agreement with Vodafone. During 2016 and 2017, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs. 2degrees now receives full benefits from this construction program as it completed this project during the first quarter of 2017.

2degrees Spectrum Holdings
Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and expects to renew all or substantially all of its spectrum position once the applicable license expiration dates are reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G LTE
900 MHz	9.8 MHz x 2	2031(2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 3G
2100 MHz	15 MHz x 2	2021	3G

Notes:
(1)The 2031 expiration for the 700 MHz spectrum is conditioned on payment of the spectrum license cost in installments by 2019. If the aforementioned criteria are not satisfied, the 700 MHz spectrum license expires in 2020.
(2)The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the rights to use the 900 MHz spectrum expire in 2022 except for 4 MHz that expires in 2031.

Governmental Regulation
New Zealand has a Minister for Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. The MBIE also administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum licenses expire in, or can be extended to, 2031; the 2degrees 1800 MHz and 2100 MHz spectrum licenses expire in 2021. The MBIE is due to offer renewals for 1800 MHz and 2100 MHz licenses to 2degrees and its wireless competitors in the near future; however, the MBIE has indicated that it may not offer renewals for all of this spectrum, and instead may hold a portion of the spectrum for re-allocation in the future. The MBIE is also considering future spectrum allocations, including 5G allocations.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that enforces, monitors, and provides reports on the telecommunications sector. The Commerce Commission is responsible for market monitoring, identifying which telecommunications services warrant regulation, setting price and/or non-price terms for services that are regulated, and establishing enforcement arrangements applicable to regulated services. These responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access. The Commerce Commission recently announced that it will be conducting a review of the mobile market under its monitoring powers. The purpose of this review is to develop a common understanding of the competitive landscape and any emerging competition issues going forward. It will consider both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G. This is currently at the scoping stage. The Commerce Commission is also carrying out a study on domestic backhaul services.

The New Zealand government has recently undertaken a statutory review of the Telecommunications Act 2001 and issued final policy decisions in June 2017. Draft legislation is currently being considered by the parliamentary Select Committee, prior to expected enactment mid-2018. This draft legislation sets out a new regulatory framework for fiber services, taking a regulated ‘utility style’ building blocks approach post-2020 (representing a shift from the current Total Service Long Run Increment Cost (TSLRIC) pricing approach applied to copper services). Copper services will be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but is not proposed to be price-regulated. Telecommunications monitoring will be expanded to provide a greater focus on service quality rather than the current price and coverage focus.

There are no major changes to the regulation of mobile-specific services proposed at this stage, but various generic Telecommunications Act 2001 processes will be streamlined, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The New Zealand government has taken an active role in funding fiber (the Ultra-Fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) to enhance citizens’ access to higher speed broadband services. In March 2015, the government announced the expansion of the Ultra-Fast Broadband Initiative from 75% to 80% of premises passed, at a projected cost of between $152 million NZD and $210 million NZD. In addition, it announced an extension of the Rural Broadband Initiative and a Mobile Black Spots Fund, allocating $150 million NZD of funding for these purposes. In April 2017, 2degrees submitted a bid with other national mobile providers, Vodafone and Spark, to form a joint venture that would deliver a shared wireless broadband/mobile solution in rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, 2degrees has a commitment to invest $20 million NZD over several years at such times as called upon in accordance with payment milestones agreed upon between the parties to the RBI2 Agreement. 2degrees will also contribute to the operating costs of the RBI network.

In the past, New Zealand’s government has exercised its regulatory powers to support competition in the telecommunications market. The government’s antitrust regulator, the Commerce Commission, had rejected a proposed merger between Vodafone, one of 2degree’s competitors, and Sky Network Television, a satellite pay television provider. The government also has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

New Zealand - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2017	2016	2015	2017 vs 2016		2016 vs 2015
Service revenues	$342.9	$314.2	$254.4	9%		23%
Total revenues	$518.0	$487.3	$393.1	6%		24%
Data as a % of wireless service revenues	66%	65%	66%	n/m		n/m
New Zealand Adjusted EBITDA	$83.2	$79.3	$55.5	5%		43%
New Zealand Adjusted EBITDA Margin %(1)	24%	25%	22%	n/m		n/m

Postpaid Subscribers (in thousands)
Net additions	24	60	64	(60%	)	(7%	)
Total postpaid subscribers	396	372	313	6%		19%

Prepaid Subscribers (in thousands)
Net additions (losses)	(42)	16	(14)	(363%	)	213%
Total prepaid subscribers	1,025	1,067	1,051	(4%	)	2%

Total wireless subscribers (in thousands)	1,421	1,439	1,364	(1%	)	6%

Wireline Subscribers (in thousands)
Net additions	13	28	10	(54%	)	182%
Total wireline subscribers	69	56	28	23%		102%
Total ending subscribers (in thousands)	1,490	1,495	1,391	(0%	)	7%

Blended wireless churn	3.18%	2.92%	2.97%	n/m		n/m
Postpaid churn	1.70%	1.16%	1.12%	n/m		n/m
Monthly blended wireless ARPU (not rounded)	$15.98	$15.42	$14.28	4%		8%
Monthly postpaid wireless ARPU (not rounded)	$36.36	$36.95	$37.57	(2%	)	(2%	)

Residential wireline ARPU (not rounded)	$54.32	$57.66	$58.53	(6%	)	(1%	)

Capital expenditures (2)	$53.9	$50.9	$57.3	6%		(11%	)
Capital intensity	16%	16%	23%	n/m		n/m

n/m - not meaningful
(1)New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand Service revenues.
(2)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Service revenues increased $28.7 million or 9% compared to 2016. The increase in service revenues was primarily due to stronger postpaid revenues driven by the larger postpaid subscriber base which has continued to increase as a result of improved consumer and business plans and promotional offers. An increase in wireline revenue of $13.7 million compared to 2016, as a result of the growth in the broadband subscriber base, also contributed to the increase of service revenues. Of the increase in service revenues, $6.4 million resulted from the strengthening of the New Zealand dollar as compared to the U.S. dollar.

Total revenues increased $30.6 million or 6% compared to 2016, mainly due to the aforementioned drivers of the increase in service revenues.

For the year ended December 31, 2017 compared to the prior year, operating expenses increased $26.9 million, primarily due to the following:

•

Cost of service increased $8.1 million in 2017 mainly due to higher broadband transmission expenses associated with the growth of the broadband business. In addition, $2.3 million of the increase in cost of service is a result of the strengthening of the New Zealand dollar as compared to the U.S. dollar. These increases were partially offset by a decline in national roaming costs attributable to 2degrees’ investment in increasing its national coverage and a reduction in third-party network maintenance fees;

•	Cost of equipment sales increased $3.5 million compared to the same period in 2016 due to the strengthening of the New Zealand dollar as compared to the U.S. dollar;

•

Sales and marketing increased $1.8 million compared to the same period in 2016 due in part to an increase in salaries and wages attributable to an increase in headcount. In addition, $1.3 million of the increase in sales and marketing is a result of the strengthening of the New Zealand dollar as compared to the U.S. dollar. Subscriber activations commissions also increased due to higher commission rates on the new plans launched during the year; however, this increase was more than offset by a decline in recurring commissions due to the removal of commissions on EIP renewals. Inclusive of the above, the Company incurred approximately $1.0 million for year ended  December 31, 2017 related to dealer compensation in connection with the conversion to the new business support system; and

•

General and administrative increased $11.8 million compared to 2016. This increase was mainly due to bad debt expense and a corresponding increase in the allowance for doubtful accounts as a result of recent trends in write-offs and the aging of accounts receivables impacted by the timing of billing and payments and increased churn resulting from the new business support system. There was also an increase in computer hardware and software maintenance costs attributable to this new system and an increase in salaries and wages primarily due to an increase in customer care and IT headcount associated with its launch. In total, approximately $6 million of general and administrative costs were incurred in the period ended December 31, 2017 in connection with the implementation of the new business support system. Additionally, there was a $3.0 million increase in consulting expenses to support company- wide improvements in cost management and process efficiencies. These increases were partially offset by a decrease in the loss on sale of EIP receivables as fewer sales of EIP receivables were made during 2017. In addition, there was a decrease in equity-based compensation expense as existing plans became fully vested in 2017.

New Zealand Adjusted EBITDA increased by $3.9 million compared to the same period in 2016. This increase was primarily a result of increased service revenues described above partially offset by increases in cost of service, sales and marketing and general and administrative expenses described above.

Capital expenditures increased $3.0 million compared to 2016, primarily due to timing of capital expenditures towards 4G LTE network expansion.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
Service revenues increased $59.8 million in 2016 compared to 2015. The increase in service revenues was due in part to an increase of $24.0 million of wireline service revenues in 2016 from the Snap acquisition completed on April 30, 2015. Stronger postpaid revenues also contributed to the increase of service revenues driven by the larger postpaid subscriber base and growth in the consumption of data services as a result of continuing network expansion projects and the 4G LTE overlay. Data revenues increased 12% for the year ended December 31, 2016 compared to the same period in 2015.

Total revenues increased $94.3 million in 2016 compared to 2015, due to an increase in service revenues and higher equipment sales of $34.5 million associated with the EIP.

For the period ended December 31, 2016 compared to the prior year, operating expenses increased $76.1 million primarily due to the following expenses:

•

Cost of service increased $23.7 million in 2016 mainly due to broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in interconnection costs driven by a higher volume of traffic terminating on other carriers’ networks, partially offset by a decline in national roaming costs associated with lower rates and the ongoing investment since the second half of 2015 to increase national coverage;

•	Cost of equipment sales increased $35.1 million in 2016 mainly due to an increase in the number of handsets sold;

•

Sales and marketing increased $6.2 million in 2016 attributable to an increase in salaries and wages associated with an increase in headcount and growth of the broadband business. In addition, there was an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers. There was also an increase in distribution costs as the result of a renegotiation of 2degrees’ inventory management agreement and higher equipment sales volumes during 2016. These increases were partially offset by a decline in advertising costs due to prior year expenses related to the launch of the broadband business;

•

General and administrative increased $6.2 million in 2016 driven by an increase in the loss on sale of EIP receivables due to an increase in the volume of sales of EIP receivables. In addition, there was an increase in bad debt expense attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans; and

•

Depreciation, amortization and accretion increased $7.0 million in 2016 primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion. The increase was also driven by depreciation and amortization of Snap assets and the amortization of the 700 MHz spectrum placed into service during the first quarter of 2016.

New Zealand Adjusted EBITDA increased by $23.8 million in 2016 compared to 2015. The change in Adjusted EBITDA was a result of growth in service revenues partially offset by the increase in cost of service, sales and marketing and general and administrative operating expenses described above.

Capital expenditures decreased by $6.4 million in 2016 compared to 2015. This decrease was primarily due to the more extensive network expansion projects in 2015 to reduce roaming costs and 4G LTE overlay, although these projects continued through 2016. 2degrees also invested in the development of a new business support system.

Subscriber Count

The 2degrees wireless subscriber base declined slightly when compared to 2016, reflecting a decrease in prepaid subscribers offset by the continued expansion in postpaid wireless subscribers. As of December 31, 2017, postpaid wireless subscribers comprised 28% of total wireless subscriber base, an increase of approximately two percentage points from 2016. Postpaid wireless subscriber growth was primarily driven by the launch of new consumer and business mobile plans during the year and promotional offers which contributed to the increased market share over the prior year. As of December 31, 2017, 2degrees’ wireline subscriber base increased 23% compared to 2016. Wireline subscriber growth was mainly due to competitive offers and promotional offers that were well received in the market place.

As of December 31, 2016, 2degrees’ wireless subscriber base increased 6% compared to the year ended December 31, 2015, reflecting continued expansion in postpaid wireless subscribers of 19% and prepaid wireless subscribers of 2%. As of December 31, 2016, postpaid wireless subscribers comprised 26% of the total wireless subscriber base, an increase of approximately three percentage points from the prior year. Postpaid wireless subscriber growth was primarily driven by competitive offers, including the EIP, which increased acquisition and retention of the postpaid wireless subscriber base. Wireline subscribers increased as of December 31, 2016 compared to December 31, 2015 due to a growing subscriber base following the April 2015 acquisition of Snap and commercial launch in May 2015.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency fluctuations, amount of data consumed by the subscriber, and the mix of service plans and bundles.

Blended wireless ARPU increased by 4% in 2017 compared 2016. Excluding foreign currency impact, blended wireless ARPU increased 2% in 2017 compared 2016. The increase was due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Growth in data usage is partially due to 2degrees’ investment in network expansion and 4G LTE overlay projects. Blended wireless ARPU related to web navigation, SMS, and value-added services increased 4% in 2017 compared 2016. During the third quarter of 2016, the Company recorded a $1.7 million increase in postpaid revenues as a result of changes in rate plans and offerings and the related impact on estimates used to account for rollover balances (primarily for data services). Excluding this impact, postpaid ARPU would have been $36.53 in 2016, flat compared to 2017, or a decline of 2% excluding the impact of foreign currency. This decline in postpaid ARPU is attributable to an increase in promotional discount activity to stimulate postpaid gross additions coupled with lower ancillary ARPU as a result of plan changes which included more market competitive international roaming plans.

Blended wireless ARPU increased by 8% in 2016 compared to 2015 due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Blended wireless ARPU attributable to voice usage increased 7%, with blended wireless ARPU related to web navigation, SMS, and value-added services also increasing 7%.

Business Outlook, Competitive Landscape and Industry Trend

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 140%.

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate (“OCR”) is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached NZD$5 billion for the 2017 reporting period and total industry investment for the same period was approximately NZD$1.58 billion. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the New Zealand government’s Rural Broadband initiative, which brings broadband connectivity to rural areas using wireless and wired infrastructure; and the private sector’s 4G LTE mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 140% as of December 31, 2017 and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. The average monthly mobile data consumed is now over 1 gigabyte per month, up from 390 megabytes in 2015. The Company expects growth in data consumption to continue. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. As of June 2016, smartphone device shipments represented 92% of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with 39% of the wireless subscriber market, and Spark New Zealand, with 37% of the market, in each case based on management estimates as of December 31, 2017. Vodafone operates a 2G, 3G and 4G LTE network. Spark New Zealand operates a 3G and 4G LTE network. Spark New Zealand and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 4% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark New Zealand with 42% of the broadband subscriber market, Vodafone with 27% of the market, Vocus with 13% of the market, Trust Power with 5% of the market, and remaining players accounting for 9%, as of December 31, 2017.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management of Western Wireless. Trilogy LLC subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of December 31, 2017, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 23% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of December 31, 2017. Postpaid plans are sold using a customer-friendly, simplified approach with five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer’s tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable Samsung smartphones and smartphones from other manufacturers such as Huawei. The availability of 4G LTE-enabled smartphones from NuevaTel and through the grey market at prices affordable to Bolivian customers is a key factor facilitating the growth of 4G LTE adoption. With the increasing penetration of 4G LTE smartphones in the customer base and the expanding 4G LTE network coverage, there is a significant opportunity for continued growth in 4G LTE data adoption and a corresponding growth in data consumption.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 55 thousand units installed nationally and WiMAX, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid wireless services. NuevaTel is currently trialing a Fixed LTE wireless broadband service to assess the new technology solution and longer term market opportunity. If the trial is successful, the Fixed LTE technology is expected to replace the WiMAX fixed broadband service. Public telephone and WiMAX products combined contributed less than 5% of service revenues for the year ended December 31, 2017.

Distribution

NuevaTel utilizes a vast network of outsourced dealers and stores to promote its products and to drive activations, recharges and other customer related services to manage the subscriber base. NuevaTel also owns stores, known as “Viva Experience” stores that are designed to encourage customers to interact with devices and technology. As of December 31, 2017, NuevaTel’s distribution network included approximately 17 company-owned stores, over 190 dealers and over 9,840 other dealer points of presence.

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G LTE services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,145 cell sites with 806 of those site enabled with 4G LTE at the end of December 31, 2017.

NuevaTel has invested significantly in a major network expansion over the past three years with a total investment of approximately $140 million between 2015 and 2017. This expansion project improved coverage and capacity of its voice and data networks and has dramatically improved the 4G LTE coverage. Total cell sites and 4G LTE sites increased by 25% and 104%, respectively, since the beginning of 2015.

NuevaTel maintains international roaming agreements with over 209 operators in over 90 countries worldwide as of December 31, 2017.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019 - 2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024 - 2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G LTE

Notes:
(1)30 MHz (15 MHz x 2) expires in November 2019 and 20 MHz (10 MHz x 2) expires in April 2028.

The Company estimates that NuevaTel had a 68% population coverage as of December 31, 2017.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. It has announced that it will require carriers to implement number portability; the implementation date was previously set for November 2017 and was subsequently extended, and management believes it will be deferred by the ATT to October 1, 2018. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas. NuevaTel has met its initial 4G LTE launch commitments; however, it anticipates that deployment costs will increase as it penetrates less densely populated regions.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Court on technical grounds, but the ATT was given the right to re-impose it. Should it do so, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The fine relating to the 2015 service outage, $4.5 million, was annulled by Bolivian Public Works Ministry, which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it has noted in its findings that the outage was a force majeure event. NuevaTel intends to file an appeal against the re-imposition of the fine and the Company believes that NuevaTel has strong defenses against the imposition of a significant fine; thus, no amount for this fine has been accrued in our Consolidated Balance Sheets. Nevertheless, the Company cannot be certain that the appeal in this case will be successful.

NuevaTel’s licensing contracts also typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be under less attractive terms than NuevaTel’s current insurance policies, and the terms thereof. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company cannot guarantee whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Entel receives all of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

Bolivia - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2017	2016	2015	2017 vs 2016		2016 vs 2015

Service revenues	$254.7	$269.9	$281.2	(6%	)	(4%	)
Total revenues	$258.4	$275.5	$285.4	(6%	)	(3%	)
Data as a % of wireless service revenues	48%	40%	31%	n/m		n/m
Bolivia Adjusted EBITDA	$76.5	$81.6	$91.7	(6%	)	(11%	)
Bolivia Adjusted EBITDA Margin %(1)	30%	30%	33%	n/m		n/m
Postpaid Subscribers (in thousands)
Net additions (losses)	(4)	22	29	(117%	)	(24%	)
Total postpaid subscribers	341	345	323	(1%	)	7%

Prepaid Subscribers (in thousands)
Net additions (losses)	(10)	(166)	(135)	94%		(22%	)
Total prepaid subscribers	1,799	1,809	1,974	(1%	)	(8%	)

Other wireless subscribers (in thousands)(2)	61	64	71	(4%	)	(9%	)
Total wireless subscribers (in thousands)	2,201	2,217	2,368	(1%	)	(6%	)

Blended wireless churn	5.97%	5.98%	6.34%	n/m		n/m
Postpaid churn	1.66%	1.59%	1.93%	n/m		n/m

Monthly blended wireless ARPU (not rounded)	$9.51	$9.65	$9.43	(1%	)	2%
Monthly postpaid wireless ARPU (not rounded)	$23.28	$22.57	$21.97	3%		3%
Capital expenditures(3)	$37.2	$56.3	$46.7	(34%	)	21%
Capital intensity	15%	21%	17%	n/m		n/m

n/m - not meaningful
(1)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia Service revenues.
(2)Includes public telephony and other wireless subscribers.
(3)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Bolivia’s wireless customer base decreased by 1% to 2.2 million customers in 2017 with a modest reduction in both prepaid and postpaid customers of 1%.

Service revenues declined by $15.2 million in 2017 compared to 2016 primarily due to lower prepaid revenues attributable to lower volume of voice traffic on the network. The decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are adopting 4G LTE and using more data.

Data revenues, excluding SMS, represented 47% of wireless service revenues, an increase from 38% in 2016. The Company expects data revenues to continue to increase due to increased 4G LTE adoption among subscribers. These increases offset the voice revenue declines as consumers have reduced their reliance on voice services as the primary means of daily communication.

Total revenues decreased by $17.1 million in 2017, primarily due to the decrease in service revenues discussed above.

For the year ended December 31, 2017 compared to the same period in the prior year, operating expenses decreased $12.3 million largely due to the following:

•

Cost of service decreased $6.2 million in 2017, primarily due to a decrease in interconnection costs as a result of a reduction of voice and SMS traffic terminating outside of Trilogy’s network coupled with reduced transmission costs but partially offset by higher license and spectrum fees;

•	Cost of equipment sold decreased $3.7 million in 2017, mainly due to a higher number of handsets sold in 2016 in connection with promotional activity related to the 4G LTE network rollout; and

•

Sales and marketing decreased $2.9 million in 2017, primarily due to a decrease in costs relating to events and sponsorships and a decrease in commissions primarily resulting from the decline in the prepaid subscriber base during the first nine months of 2017.

Bolivia Adjusted EBITDA declined $5.1 million in 2017 compared to 2016, primarily as a result of a decrease in service revenues which was partially offset by the decrease in operating expenses described above.

Capital expenditures decreased by $19.1 million in 2017 compared to 2016, mainly due to the extensive investment in 3G and 4G LTE coverage and network expansion projects that occurred in 2016. In 2017, capital expenditures were incurred mainly for the overlay of 4G LTE technology on existing cell sites as the Company focused on expanding the 4G LTE coverage; consequently, 4G LTE sites as a percentage of total sites increased from 54% in 2016 to 70% in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Bolivia’s wireless customer base decreased by 6% to 2.2 million customers in 2016 with a reduction in prepaid customers of 8%, partially offset by an increase in postpaid customers of 7%.

Service revenues declined by $11.3 million in 2016 compared to 2015, primarily due to lower prepaid revenues attributable to lower volume of voice traffic on the network resulting in part from the smaller prepaid subscriber base. This decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are using data.

Data revenues, including SMS, represented 40% of wireless service revenues, an increase from 31% in 2015. Trilogy expects data revenues to continue to grow due to an increasing percentage of subscribers using smartphones and increasing data adoption rates; these increases offset the voice revenue declines, which are prevalent industry trends as consumers globally have reduced their reliance on voice services as the primary medium for daily communication.

Total revenues decreased by $9.9 million in 2016, primarily due to the decrease in service revenues discussed above.

For the year ended December 31, 2016 compared to the prior year, operating expenses increased $5.3 million largely due to the following expenses:

➢

Cost of service declined $8.4 million in 2016 primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of Trilogy’s network. These decreases were partially offset by increases in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service;

➢	Cost of equipment sold increased $8.2 million in 2016, mainly due to the increased handset subsidy offerings and promotions associated with 4G LTE initiatives to drive increase in data usage;

➢	General and administrative increased $1.3 million in 2016, mainly due to higher outsourcing costs for customer care; and

➢	Depreciation, amortization and accretion increased $5.5 million in 2016, mainly due to additions in property and equipment during the year.

Bolivia Adjusted EBITDA declined $10.1 million in 2016 compared to 2015. The change in Adjusted EBITDA was primarily a result of a decrease in service revenues combined with the net increases in operating expenses described above.

Capital expenditures increased by $9.6 million in 2016 compared to 2015, mainly due to the continued investment in 4G LTE coverage and network expansion projects.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as WiMAX subscribers; these two subscriber bases are declining, comprising 3% of the overall subscriber base as of December 31, 2017.

Bolivia’s wireless subscriber base as of December 31, 2017 decreased 1% compared to December 31, 2016, primarily due to a reduction in prepaid subscribers of 1%. Postpaid subscribers now comprise 15% of the wireless subscriber base, a slight decrease of one percentage point from December 31, 2016.

Bolivia’s decline in prepaid subscribers is largely due to increased competitive activity during the first three quarters of 2017. However, improvements in NuevaTel’s service offerings and related promotional activity partially reversed the prepaid subscriber decline during the fourth quarter of 2017 as the planned 4G LTE overlay for 2017 was completed.

Bolivia’s wireless subscriber base decreased by 6% for the year ended December 31, 2016 compared to 2015, primarily due to a reduction in prepaid subscribers of 8%, partially offset by an increase in postpaid subscribers of 7%. Postpaid subscribers comprised 16% of the wireless subscriber base as of December 31, 2016, an increase of two percentage points from December 31, 2015.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by 4G LTE adoption, the mix and volume of postpaid and prepaid subscribers, service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of voice services, SMS, value-added services and web navigation also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU decreased by 1% in 2017 compared to 2016, as a result of a decrease in prepaid ARPU partially offset by an increase in postpaid ARPU. Postpaid ARPU increased 3% in 2017 compared to 2016, driven primarily by the growth in data usage per customer attributable to increasing 4G LTE adoption. Prepaid ARPU decreased 5% in 2017 compared to 2016, driven primarily by a decrease in voice usage per customer partially offset by an increase in data usage per customer attributable to increasing 4G LTE adoption.

Blended wireless ARPU increased by 2% in 2016 from 2015, mainly attributable to an increase in postpaid revenues and an increase in mobile data usage per customer attributable to increasing smartphone penetration along with a smaller subscriber base.

Business Outlook, Competitive Landscape and Industry Trend

Bolivia, located centrally in South America, is a land-locked country with a population of approximately 11 million. There are eight main cities, of which the following have the largest population: Santa Cruz, El Alto, La Paz and Cochabamba. Bolivia boasts a wealth of natural resources for export, largely in the hydrocarbons and minerals sectors. Bolivia’s land and climate are a mixture of mountainous regions with a cool, dry climate at around 3,500 meters. This landscape has made it difficult to establish land-based telecommunications infrastructure, and thus has resulted in a high concentration of mobile subscribers as the primary telecommunications technology, due to higher costs of the alternative. Bolivia has approximately 9.7 million wireless subscribers.

Economy Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. dollar, the Company does not expect the impact, if any, to be material in the short or medium term. In March 2017, Bolivia issued US$1 billion of sovereign bonds to mature in 2028 – rated by S&P as ‘BB’ and reflecting the country’s strong external balance sheet, low debt burden, and favorable debt profile.

Bolivia is one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $37.8 billion in 2016, based on the latest estimate available.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 87%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base in recent years. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence of 3G and 4G LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of video and music content, social media, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple SIMs from one or more MNOs. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single MNO.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 43% of the market, and Tigo, with approximately 34% of the market, in each case as of December 31, 2017, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G LTE network in the 700 and 1700/2100 MHz bands, and has also pursued a satellite-based strategy with the development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Additionally, Entel provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G LTE network in 2014 and uses the 700 and 1700/2100 MHz bands. Additionally, Tigo provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. The wireless communications systems of NuevaTel also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Selected Financial Information

The following tables set forth our summary consolidated financial and operating data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from the Company’s Audited Annual Financial Statements for each of the periods indicated on the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Company’s Audited Annual Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.

Selected annual financial information

The following table shows selected consolidated financial data of the Company for the years ended December 31, 2017, 2016, and 2015, prepared in accordance with U.S. GAAP. The Company discusses the factors that caused results to vary over the past three years throughout this MD&A.

Consolidated Income Statement Data

	For the Year Ended December 31,
(in millions, except per share amounts)	2017		2016	2015
Service revenues	$598.0		$584.6	$536.4
Equipment sales	178.8		178.8	142.8
Total revenues	776.8		763.4	679.3
Operating expenses	(744.7)		(723.3)	(638.5)
Operating income	32.1		40.1	40.7
Interest expense	(59.8)		(69.1)	(62.3)
Change in fair value of warrant liability	9.1		-	-
Debt modification and extinguishment costs	(6.7)		(3.8)	-
Other, net	3.4		(0.1)	(4.3)
Loss from continuing operations before income taxes	(21.9)		(32.9)	(25.9)
Income tax expense	(8.2)		(7.6)	(15.2)
Loss from continuing operations	(30.1)		(40.6)	(41.1)
Income (loss) on discontinued operations, net of tax	-		50.3	(9.7)
Net (loss) income	(30.1)		9.7	(50.8)
Net loss (income) attributable to noncontrolling interests and prior controlling interest	14.7		(9.7)	50.8
Net income (loss) attributable to TIP Inc.	$(15.3)		$-	$-

Net loss attributable to Trilogy International Partners Inc. per share:
Basic	$(0.34	)(1)
Diluted	$(0.41	)(1)

(1)For the period from February 7, 2017 through December 31, 2017

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of December 31, 2017 and Trilogy LLC’s financial position as of December 31, 2016. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data

	As of December 31,	As of December 31,
(in millions, except as noted)	2017	2016	Change includes:
Cash and cash equivalents % Change	$47.1 123%	$21.2

Increase primarily due to the proceeds from the equity issuance on February 7, 2017 in connection with consummation of the Arrangement, partially offset by repayments of debt principal and interest, combined with transfer of cash to short-term investments within Other current assets below. Increase also due to the Bolivian Bank Loan and the timing of capital expenditures payments in Bolivia.

Other current assets % Change	153.6 10%	139.1

Increase primarily due to short-term investments acquired with proceeds from the Arrangement partially offset by a decrease in prepaid expenses related to fees paid in advance of the equity issuance in connection with the Arrangement.

Property, equipment and intangibles % Change	515.9 2%	506.6	Increase due to additions during the period being greater than depreciation and amortization. Increase also due to effects of cumulative foreign currency translation adjustments.

Other non-current assets % Change	44.4 13%	39.3

Increase primarily due to long-term EIP in New Zealand and prepayment pursuant to NuevaTel's agreement with Telefónica Celular de Bolivia, S.A. (“Telecel”), under which Telecel provides NuevaTel data transport capacity.

Total assets	$761.0	$706.2

Current portion of long-term debt % Change	$10.7 22%	$8.8	Increase due to transfers from long-term debt partially offset by current year payments related to the Bolivian Syndicated Loan.

All other current liabilities % Change	209.5 (3%)	215.2

Decline primarily due to lower trade payables as a result of timing and lower liability (principal and interest) related to the 700 MHz license primarily as a result of installment payments made to the government of New Zealand. These declines were partially offset by the warrant liability recorded in 2017 and an increase in construction accounts payable in New Zealand.

Long-term debt % Change	496.5 (16%)	591.2	Decrease primarily due to the May 2017 refinancing of the Trilogy LLC 2019 Notes.

All other non-current liabilities % Change	38.1 (4%)	39.9

Decrease driven by transfer to current liabilities of a portion of New Zealand license obligations and changes in asset retirement obligation which decreased as a result of a revision to estimated cash flows. These declines were partially offset by long-term construction accounts payable increases in New Zealand.

Total mezzanine equity and shareholders' equity/members' deficit	6.2	(148.9)	Changes due to equity impacts upon close of the Arrangement on February 7, 2017.

% Change	104%

Total liabilities, mezzanine equity and shareholders' equity/members' deficit	$761.0	$706.2

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP. Further, amounts related to the change in fair value of warrant liability have been reclassified from Other, net to conform to the current period presentation. These reclassifications had no effect on previously reported results of operations.

	For the Year Ended December 31,
	2017					2016
(in millions, except per share amounts)	Q4	Q3	Q2	Q1		Q4	Q3	Q2	Q1

Service revenues	$143.0	$152.5	$150.8	$151.7		$154.1	$150.3	$143.0	$137.3
Equipment sales	58.9	38.8	42.1	39.0		58.8	41.2	40.2	38.6
Total revenues	201.9	191.3	192.9	190.7		213.0	191.5	183.2	175.8
Operating expenses	(198.8)	(184.1)	(182.3)	(179.5)		(197.4)	(179.8)	(175.1)	(171.1)
Operating income	3.1	7.2	10.6	11.2		15.5	11.7	8.0	4.8
Interest expense	(11.1)	(11.2)	(18.5)	(19.0)		(18.3)	(18.4)	(17.0)	(15.3)
Change in fair value of warrant liability	5.6	-	3.5	-		-	-	-	-
Debt modification and extinguishment costs	-	-	(6.7)	-		-	-	(3.8)	-
Other, net	1.0	0.9	2.2	(0.8)		2.8	(2.0)	0.9	(1.8)
Income (loss) from continuing operations before income taxes	(1.3)	(3.0)	(8.9)	(8.6)		0.1	(8.7)	(11.9)	(12.4)
Income tax expense	(1.0)	(2.6)	(1.8)	(2.7)		(0.1)	(3.0)	(2.5)	(2.1)
Loss from continuing operations	(2.4)	(5.6)	(10.8)	(11.3)		-	(11.7)	(14.4)	(14.5)
Gain on discontinued operations, net of tax	-	-	-	-		-	-	-	50.3
Net (loss) income	(2.4)	(5.6)	(10.8)	(11.3)		-	(11.8)	(14.3)	35.9
Net income (loss) attributable to noncontrolling interests and prior controlling interest	2.6	1.4	5.2	5.4		-	11.8	14.3	(35.9)

Net income (loss) attributable to TIP Inc.	$0.3	$(4.1)	$(5.5)	$(5.9)		$-	$-	$-	$-

Net income (loss) attributable to TIP Inc. per share:
Basic	$0.01	$(0.10)	$(0.13)	$(0.14	)(1)
Diluted	$(0.03)	$(0.10)	$(0.16)	$(0.14	)(1)

(1)For the period from February 7, 2017 through March 31, 2017

Q4 2017 Recap

➢	Fourth quarter total revenues decreased $11.0 million over same quarter in 2016, primarily due to decreased prepaid revenues in both Bolivia and New Zealand.

➢

Loss from continuing operations increased $2.4 million over Q4 2016, primarily due to the decrease in total revenues and an increase in general and administrative expenses, partially offset by a decline in interest expense due to the refinancing and repayment of the Trilogy 2019 Notes and the gain in 2017 resulting from the change in fair value of the warrant liability.

➢

Adjusted EBITDA totaled $32.4 million, a decrease of $14.5 million from Q4 2016, driven by a decrease in both New Zealand and Bolivia. In Bolivia, the decline in prepaid revenues more than offset the decline in total operating expenses. In New Zealand, revenues were flat over the same quarter in 2016 and total operating expenses increased in 2017 as the Company incurred general and administrative expenses primarily related to the implementation of the business support system.

➢

Cash flow provided by operating activities increased by $28.7 million for the three months ended December 31, 2017 compared to the same period in 2016. This change is mainly due to a decline in cash paid for interest on the Trilogy 2022 Notes in the fourth quarter of 2017 compared to the cash paid for interest in the fourth quarter of 2016 on the Trilogy 2019 Notes (which carried a higher interest rate than the Trilogy 2022 Notes). There was also an increase in sales of EIP receivables during the three months ended December 31, 2017 compared to the same period in 2016.

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s Service Revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;
•	Higher usage of wireless data due to migration from 3G to 4G LTE;
•	Higher handset sales as more consumers shift to smartphones;
•	Stable postpaid churn, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;
•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
•	Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly- sought devices;
•	Seasonal promotions which are typically more significant in periods closer to year-end;
•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated with a decline in voice usage; and
•	Higher costs associated with the retention of high-value subscribers.

Trends unique to New Zealand’s Service Revenues and operating performance include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	Subscribers bundling their service plans at a discount;
•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper pricing and changing consumer and competitive demands;
•	Availability of fiber services in a particular area or general network coverage;
•	Lower general operating expenses and synergies from the wireless business; and
•	Individuals swapping technologies as fiber becomes available in their connection area.

Use of Proceeds

In a non-offering prospectus, dated December 20, 2016 disseminated in connection with the Arrangement, TIP Inc. disclosed the total available proceeds from the Arrangement could be up to $260 million, assuming no redemptions of Alignvest’s then outstanding Class A restricted voting shares. On February 7, 2017, Trilogy LLC received an investment of approximately $199.3 million from TIP Inc. (net of $3.0 million in cash retained by TIP Inc.), representing the remaining proceeds from Alignvest’s initial public offering and private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding Class A restricted voting shares and certain expenses. The proceeds received were used in May 2017 together with cash on hand to refinance the Trilogy 2019 Notes, to make interest payments and for general corporate uses.

Liquidity and Capital Resources Measures

As of December 31, 2017, the Company had approximately $47.1 million in cash and cash equivalents of which $3.2 million was held by 2degrees, $34.4 million was held by NuevaTel, and $9.5 million was held at headquarters and others. The Company also had approximately $24.2 million in short-term investments at corporate headquarters and $5.2 million of available capacity on the line of credit facility in New Zealand as of December 31, 2017. Cash and cash equivalents increased $25.9 million since December 31, 2016. For the year ended December 31, 2017, cash inflows were primarily provided by the closing of the Arrangement on February 7, 2017. Trilogy LLC received $199.3 million in connection with this closing.

In the third quarter of 2017, 2degrees entered into an agreement with existing syndicate members of the $200 million NZD New Zealand Senior Facilities Agreement to extend the term of the facility from June 30, 2018 to January 5, 2019. In March 2018, 2degrees entered into an agreement with existing syndicate members representing $190 million NZD to extend the maturity date from January 2019 to January 2020. Borrowings totalling $10 million NZD will retain the January 2019 maturity date. Terms of the Senior Facilities Agreement, as amended, including interest rates and financial covenants are generally consistent with the prior agreement. Distributions will continue to be subject to free cash flow tests and 2degrees may be required to make certain prepayments of principal to the syndicate members.

In the second quarter of 2017, the Company utilized a significant portion of its cash on hand together with the proceeds from the issuance of the Trilogy 2022 Notes to refinance the Trilogy 2019 Notes. These new notes bear interest at the rate of 8.875% . The lower principal balance and reduced interest rate effectively reduced the annualized interest expense by approximately 50%.

Selected cash flows information

The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	For the Year Ended December 31,			% Variance
				2017 vs		2016 vs
(in millions)	2017	2016	2015	2016		2015

Net cash provided by (used in)
Operating activities	$65.0	$49.0	$28.4	33%		72%
Investing activities	(119.2)	(74.3)	(91.0)	(60%	)	18%
Financing activities	79.9	(19.1)	27.9	519%		(168%	)
Net increase (decrease) in cash and cash equivalents	$25.7	$(44.4)	$(34.7)	158%		(28%	)

Cash flow provided by operating activities

Cash flow provided by operating activities increased by $16.0 million for the year ended December 31, 2017 compared to the same period in 2016. This change is mainly due to $11.5 million of lower interest paid, net of capitalized interest. Further, a decline in cash paid for income and withholding taxes also contributed to the increase in cash flow provided by operating activities.

Cash flow provided by operating activities increased by $20.5 million in 2016 compared to 2015. This change is mainly due to favorable changes in certain working capital accounts, including an increase in cash from EIP receivables reflecting the impact of a $23.7 million increase in cash proceeds from the sales of EIP receivables. Roaming payments of $4.4 million made by Trilogy Dominicana in 2015, which did not occur in 2016, also contributed to the increase in consolidated cash flow provided by operating activities in the year over year comparison.

Cash flow used in investing activities

Cash flow used in investing activities increased by $44.9 million for the year ended December 31, 2017 compared to the same period in 2016, primarily due to the proceeds from the sale of Trilogy Dominicana of $28.7 million in 2016.

Additionally, cash used to purchase short-term investments, net of sales, increased by $24.2 million in 2017 contributing to the increase of cash used in investing activities. These changes were partially offset by reduced spending for capital expenditures in Bolivia as network expansion and 4G LTE buildout was more significant during the year ended December 31, 2016.

Cash flow used in investing activities declined by $16.7 million in 2016 compared to 2015, primarily due to the higher amount of proceeds received from the sale of Trilogy Dominicana in 2016 than 2015, and the acquisition of Snap in New Zealand in 2015. These increases in cash provided by investing activities were partially offset by an increase in license costs and an increase in purchases of property and equipment in Bolivia and in New Zealand for Trilogy’s continuing network expansion and 4G LTE buildout.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $99.0 million for the year ended December 31, 2017 compared to the same period in 2016. This change is primarily due to the proceeds from the Arrangement that occurred on February 7, 2017 (see “Use of Proceeds” above in this MD&A), partially offset by the refinancing of the Trilogy 2019 Notes and the related costs incurred of $9.1 million in connection therewith.

Cash flow used in financing activities increased by $47.0 million in 2016 compared to 2015. This change is primarily due to a decrease in additional debt borrowings under the New Zealand Senior Facilities Agreement combined with the refinance of the Trilogy 2016 Notes and the costs incurred related to the transaction with Alignvest. In addition, Trilogy made a cash payment to purchase the equity interests from the holder of a noncontrolling minority interest in New Zealand. These declines in cash provided by financing activities were partially offset by an increase in borrowings in Bolivia in connection with the refinancing of the Bolivia Syndicated Loan.

Sale of trade receivables

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.

Trilogy determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of December 31, 2017 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2019 to	2021 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2018	2020	2022	2023

(in millions)
Long-term debt, including current portion[1]	$517.6	$10.7	$149.4	$357.1	$0.4
Interest on long-term debt and obligations[2]	152.1	39.9	65.2	47.0	-
Operating leases	164.1	20.2	37.5	32.9	73.5
Purchase obligations[3]	171.6	118.6	22.5	13.7	16.9
Long-term obligations[4]	15.3	6.9	8.3	0.1	-
Total	$1,020.8	$196.3	$283.0	$450.9	$90.7

[1] Excludes the impact of a $3.7 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
[2] Includes contractual interest payments using the interest rates in effect as of December 31, 2017.
[3] Purchase obligations are the contractual obligations under service, product, and handset contracts.
[4] Includes the fair value of derivative financial instruments as of December 31, 2017. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture to fund a portion of the country’s rural broadband infrastructure project. Under the RBI2 Agreement, 2degrees has a commitment to invest $20 million NZD over several years at such times as called upon in accordance with payment milestones agreed upon between the parties to the RBI2 Agreement. This commitment is not included in the table above as the timing of any investment to satisfy this commitment is uncertain as of December 31, 2017.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of December 31, 2017.

Transactions with Related Parties

Trilogy Equity Partners LLC, a private investment in which John W. Stanton and Theresa E. Gillespie (“Stanton/Gillespie”) own a significant equity stake, holds 401,845 Class C Units in Trilogy LLC as of December 31, 2017. In addition, Trilogy LLC shares its group benefits plans, such as medical, dental and long-term disability, with the employees of Trilogy Equity Partners LLC and PN Cellular, each a controlled affiliate of Stanton/Gillespie.

Trilogy LLC has made a non-interest bearing loan to New Island Cellular, LLC (“New Island”), an entity with which one of Trilogy LLC’s members and former managers, Bruce Ratner, is affiliated, in an aggregate principal amount of approximately $6.2 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC’s 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. The New Island Loan is secured by New Island’s Trilogy LLC Units but is otherwise non-recourse to New Island. The New Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the members of Trilogy LLC, with the amounts of any such distributions to New Island being allocated first to the payment of the outstanding amounts of the New Island Loan, or (ii) New Island transfers its Units to any person or entity (other than an affiliate that assumes the New Island Loan). The outstanding receivable balance is offset against the additional paid in capital on our Consolidated Balance Sheet.

In January 2017, a loan from a wholly owned subsidiary of Trilogy LLC to 2degrees in the aggregate amount of $13.9 million that was convertible into 2degrees shares at a per share price of $1.27 was converted by Trilogy LLC into 10,920,820 ordinary shares of 2degrees. As of December 31, 2016, 2degrees had two additional loans from wholly owned subsidiaries of Trilogy LLC in the aggregate amount of $23.7 million that were convertible into 2degrees shares at their fair market value at the time of conversion. In March 2017, the Company paid the government of New Zealand a deferred installment of the 700 MHz license obligation, increasing the aggregate amount of these loans by $7.3 million. As of December 31, 2017, these two loans to 2degrees, which are eliminated upon consolidation, totalled approximately $23.9 million (including accrued interest). If all conversion rights under such loans were exercised at December 31, 2017, the impact would be an increase in Trilogy LLC’s current 73.3% ownership interest in 2degrees by approximately 0.8%, subject to certain pre-emptive rights.

The Company and its officers have used, and may continue to use, jet airplanes for Company purposes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these planes. For the years ended December 31, 2017, 2016 and 2015, the Company reimbursed the Trilogy LLC founders approximately $197 thousand, $120 thousand and $40 thousand, respectively, for the use of their planes.

For additional information on related party transactions, see Note 20 – Related Party Transactions within the Company’s Audited Annual Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 of the Consolidated Financial Statements for the year ended December 31, 2017. The preparation of the Company’s Consolidated Financial Statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the notes to the Consolidated Financial Statements, there have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in the Consolidated Financial Statements (see Note 10 – Derivatives Financial Instruments) for the year ended December 31, 2017.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 54,123,909 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) – redeemable for Common Shares	29,548,264
Warrants	13,402,685
Restricted share units	1,129,048
Deferred share units	24,301

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 44,104,298 Common Shares.

Dividend Paid

On May 12, 2017, TIP Inc. paid a dividend of C$0.02 per Common Share. The dividend was declared on March 21, 2017 and paid to holders of record of Common Shares as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 17,416 Common Shares were issued to existing shareholders.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a distribution in the form of 85,663 additional Class C Units was made on economically equivalent terms to the holders of Trilogy LLC Class C Units. There were no dividends or distribution made by Trilogy LLC for the periods ended December 31, 2016 and 2015.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized above under the heading “Cautionary Note Regarding Forward-Looking Statements” and are more fully described in under the heading “Risk Factors” in the 2017 AIF filed on SEDAR by TIP Inc. on March 21, 2018 and available on TIP Inc.’s SEDAR profile at www.sedar.com.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Based on management’s evaluation, the CEO and the CFO concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective notwithstanding the material weaknesses in the Company’s internal control over financial reporting as described below.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing and maintaining effective “internal control over financial reporting” as such term is defined by the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The Company’s internal control over financial reporting include:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets and consolidated entities;

•

providing reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with U.S. GAAP and that receipts and expenditures by the Company and its subsidiaries are being made only in accordance with the authorization of the Company’s management and directors; and

•

providing reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Consolidated Financial Statements.

Management of the Company, under the supervision and with the participation of the CEO and CFO, assessed the Company’s internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2017. This evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

In connection with the preparation of our financial statements for the year ended December 31, 2016, management concluded that certain control deficiencies existed that, in the aggregate, were determined to be a material weakness. Based on the evaluation as of December 31, 2017, management concluded that these aggregated control deficiencies continue to be a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the Company’s financial statements will not be prevented or detected on a timely basis. We have not identified, nor are we aware of, any material misstatements in the Company’s financial statements, notwithstanding this material weakness determination.

2degrees has experienced significant growth in operations and resulting revenues, expenses, and balance sheet accounts since its launch. The accounting, compliance, and information technology (“IT”) control processes and documentation, along with staffing to support these processes at 2degrees, have not been developed to adequately address the increased scale and complexity in the business during this expansion. As a result, the documentation, rigor, and level of precision of the review process related to period end balance sheet reconciliations for certain key accounts as well as IT processes were found to be deficient. During 2017 and pursuant to management’s conclusions as of December 31, 2016, additional depth and rigor were added at 2degrees in the reconciliation and close components of the business’s control processes. These enhancements included hiring additional staff in accounting and reporting functions and enhancing reconciliation processes through increased diligence with a risk focused approach. While these enhancements were substantive, additional control enhancements are necessary and will continue to be implemented to address the control deficiencies. While no material errors or adjustments that would impact the financial statements were identified, the aggregation of deficiencies noted gave rise to the material weakness in internal control over financial reporting.

The primary factors contributing to the material weakness, which relates to the financial reporting close process and general IT controls at 2degrees are as follows:

•

Effective controls were not maintained that would provide reasonable assurance that accounts were complete and accurate and agreed to detailed support, and that account reconciliations were properly performed, reviewed appropriately and approved.

•	Adequate policies and procedures were not in place that would ensure the timely, effective review of estimates, assumptions and related reconciliations and analyses of certain key accounts.

As described above, the Company is in process of implementing measures to remediate the underlying causes of the material weakness. Management has and will continue to identify additional staffing to fill needs in compliance and IT areas at 2degrees and who will be responsible for further developing IT oversight processes and controls. Additional enhancements will be made building on progress to-date related to adding depth, rigor, and precision to reviews of periodic reconciliations of key accounts. Senior management has discussed the aforementioned material weakness with the Company’s Audit Committee and Board of Directors, both of which will continue to review the progress on these remediation activities on a regular and ongoing basis. At this time, no assurance can be provided that the actions and remediation efforts to be taken or implemented will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future.

Notwithstanding the identified material weakness, management believes the Consolidated Financial Statements fairly present in all material respects the Company’s financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Except as disclosed above, there have been no other significant changes made to the Company’s internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures or internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, due to their inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements and fraud.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. TIP Inc. will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures
The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Loss from continuing operations (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Loss from continuing operations.

Consolidated Adjusted EBITDA

	For the Year Ended December 31,
(in millions)	2017	2016	2015
Loss from continuing operations	$(30.1)	$(40.6)	$(41.1)

Interest expense	59.8	69.1	62.3
Depreciation, amortization and accretion	106.9	105.5	93.1
Debt modification and extinguishment costs	6.7	3.8	-
Change in fair value of warrant liability	(9.1)	-	-
Income tax expense	8.2	7.6	15.2
Other, net	(3.4)	0.1	4.3
Equity-based compensation	2.9	2.7	1.3
Loss on disposal and abandonment of assets	0.7	0.6	2.3
Acquisition and other nonrecurring costs(1)	5.8	4.2	2.0
Consolidated Adjusted EBITDA(2)	$148.3	$153.1	$139.4
Consolidated Adjusted EBITDA Margin	25%	26%	26%

(1)Includes costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net losses. The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase (decrease) Adjusted EBITDA by $(0.4) million, $0.1 million and $(0.4) million for the years ended December 31, 2017, 2016 and 2015, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA

	For the Year Ended December 31,
(in millions)	2017	2016	2015

Consolidated Adjusted EBITDA	$148.3	$153.1	$139.4
Realized gain (loss) on foreign currency	2.0	(0.5)	0.5
Interest income	2.8	1.6	1.2
Fines and penalties	(0.3)	(2.4)	(1.0)
Adjustment for liability classified equity-based awards	0.8	(1.0)	0.1
TIP Inc. Adjusted EBITDA	0.4	-	-
Trilogy LLC Consolidated EBITDA	$154.0	$150.8	$140.2

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy

	For the Year Ended December 31,
(in millions)	2017	2016	2015

Cost of equipment sales	$197.7	$197.9	$154.6
Less: Equipment sales	(178.8)	(178.8)	(142.8)
Equipment Subsidy	$18.8	$19.1	$11.7

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

•	Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•

Wireless data revenues (“data revenue”) is a component of wireless service revenues that includes the use of web navigation, SMS, multimedia messaging service (“MMS”) and value-added services that are conducted by the subscriber over the wireless network through their device.

•

Wireless service revenue (“wireless service revenue”) is a component of total revenues that excludes wireline revenues, equipment revenues and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

•	Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•

Churn (“churn”) is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•

Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Cost of equipment sales minus Equipment sales during the relevant period by the number of new wireless subscribers added during the relevant period.

•

Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period. Equipment Subsidy is the cost of devices in excess of the revenue generated from equipment sales and is used to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers; Equipment Subsidy includes devices acquired and sold for wireline subscribers.

•

Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total Service Revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows Trilogy to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.